SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Parks One, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

Nelson Shapiro

BlackPool Capital Group, LLC

575 Madison Avenue

New York, NY 10022

212-537-9238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)

CUSIP No.: None

(1)	Names of reporting persons: BlackPool Capital Group, LLC
(2)	Check the appropriate box if a member of a group: (a) [ ] (b) [ ]
(3)	SEC use only.
(4)	Source of funds: WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) : [ ]
(6)	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 200,000
	(8)	Shared Voting Power: -0-
	(9)	Sole Dispositive Power: 200,000
	(10)	Shared Dispositive Power: -0-
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row (11): 66.66*
(14)	Type of Reporting Person (See Instructions) CO

* This calculation is based upon 300,000 shares of common stock of Parks One, Inc. outstanding as of December 31, 2011, as reported in the issuer's Quarterly Report on Form 10-Q for the period ended December 31, 2011.

(2)

Item 1. Security and Issuer

The title of the class of equity securities to which this statement relates to is shares of common stock, $0.0001 par value (“Common Stock”), of Parks One, Inc., a Nevada Corporation (the “Issuer”). The principal offices of the Issuer are located at 11109 Oak Pond Circle, Charlotte, North Carolina 28277.

Item 2. Identity and Background

The person filing this statement is BlackPool Capital Group, LLC (the “Reporting Person”), a New York limited liability company.

The business address of the Reporting Person is 575 Madison Avenue, New York, NY 10022.

The Reporting Person is a holding company.

The Reporting Person has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person beneficially holds, in the aggregate, 200,000 shares of Common Stock.  The aggregate purchase price of the shares of Common Stock purchased by the Reporting Person collectively was approximately $20.  The source of funding for the purchase of these shares of Common Stock was the general working capital of the Reporting Person.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of Common Stock reported herein pursuant to an Agreement, dated February 28, 2012 (the “Agreement”), by and among the Reporting Person, the Issuer, John Lewis and Paige Lewis, the officers and directors of the Issuer, JSL Investments LLC (“JSL”), which is wholly owned by Mr. Lewis, Forest Garvin and Garvin Strategic Capital LLC (“GSC”), which is wholly owned by Mr. Garvin, pursuant to which the Reporting Person acquired 200,000 shares of Common Stock from the Issuer for a purchase price of $200 and agreed, among other things, to satisfy all of the capital requirements of the Issuer, which is a “shell company” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its business objective of entering into a business transaction with an operating company. Also pursuant to the Agreement, (i) JSL (A) returned 600,000 shares of Common Stock to the Issuer for cancellation and (B) forgave all amounts due to it by the Company which represented all of the Issuer’s liabilities as of the date of the Agreement and (ii) GSC return all 300,000 shares it owned to the to the Issuer for cancellation. A copy of the Agreement is attached as Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on March 1, 2012.

Except as set forth herein, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right from time to time to acquire or dispose of shares of common stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person beneficially owns 200,000 shares of the Issuer's common stock, which represents 66.66% of the Issuer's class of common stock.

(b) The Reporting Person has sole voting and sole dispositive power over the 200,000 shares of Common Stock.

(c) Other than the acquisition of the shares has reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 200,000 shares of common stock reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the arrangements pursuant to the Agreement described in Item 4 above, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

(a) Agreement dated February 28, 2012 by and among the Reporting Person, the Issuer, John Lewis, Paige Lewis, JSL Investments LLC, Forest Garvin and Garvin Strategic Capital LLC, incorporated by reference to the exhibits to the Issuer's Current Report on Form 8-K filed with the SEC on March 1, 2012.

(3)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2012

BlackPool Capital Group, LLC

 By: /s/ Nelson Shapiro

Nelson Shapiro, Managing Member